Park Sterling Corporation
1043 Morehead St., Suite 201
Charlotte, North Carolina 28204
VIA EDGAR

September 13, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Park Sterling Corporation Registration Statement on Form S-4 File No. 333-174041

Ladies and Gentlemen:

Park Sterling Corporation (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that effectiveness of the above-referenced Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m. on September 15, 2011, or as soon thereafter as practicable.

In connection with the foregoing, the Registrant hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Richard W. Viola of McGuireWoods LLP at (704) 343-2149 with any questions you may have concerning this request. In addition, please notify Mr. Viola when this request for acceleration has been granted.

Very truly yours, Park Sterling Corporation
By:	/s/ David L. Gaines David L. Gaines Chief Financial Officer